April 5, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:  Pacific Coast Energy Company LP

Pacific Coast Oil Trust

Amendment No. 3 to Registration Statement on Form S-1

File Nos. 333-178928 and 333-178928-01

Filed March 16, 2012

Ladies and Gentlemen:

Set forth below are the responses of Pacific Coast Energy Company LP, a Delaware limited partnership (“PCEC”), and Pacific Coast Oil Trust (the “Trust” and, together with PCEC, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 30, 2012 with respect to the above-referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 4, unless otherwise indicated. In addition, the Registrants have also furnished the Staff with copies of the graphical materials and artwork they intend to use in their prospectus under separate cover.

Form S-1, Amendment No. 3, filed March 16, 2012

General

1.	We note your response to prior comment 10 from our letter dated March 5, 2012. In this response, you reference a risk factor on page 26, which we note is entitled “[t]rust unitholders have limited ability to enforce . . . .” This risk factor discloses, among other risks, that PCEC will not be liable to the trust for the manner in which it performs its duties in operating the Underlying Properties as long as it acts without gross negligence or willful misconduct. In this regard, we note that Section 6.01 of your Amended and Restated Trust Agreement governs the liability of the Delaware trustee, the trustee, and their agents. The liability provisions of the trust agreement are disclosed under “[d]escription of the trust agreement” beginning on page 74. On page 77, you disclose that the provisions of the trust agreement, to the extent they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties of these persons otherwise existing at law or in equity, are agreed by the trust unitholders to replace such other duties and liabilities of the persons. In your section “[c]omparison of trust units and common stock” beginning on page 81, you compare in tabular form the difference in fiduciary duties from that of a corporation, disclosing that “the trustee shall not be liable to the trust unitholders for any of its acts or omissions absent its own fraud, gross negligence or willful misconduct.” Please explain how the limited liability provision of the trust agreement impacts those persons who purchase trust units in the initial public offering, with respect to any disputes or claims relating to the federal securities laws.

Response: The Registrants acknowledge the Staff’s comment. The limited liability provision in the trust agreement does not limit the rights of initial purchasers to bring private claims under the federal securities laws. The limited liability provision in the trust agreement instead limits the ability of trust unitholders, to the extent permitted by law, to bring claims in the name of the trust or the trust estate, other than claims to compel performance by the trustee on behalf of the trust.

The Underlying Properties, page 52

Orcutt Diatomite, page 54

2.	Per our March 26, 2012 telephone conversation, please furnish to us directly measured evidence for the 70% porosity figures for the diatomite formation as referenced in comment 8 of our March 5, 2012 letter. Alternatively, you may remove the statement.

Response: The Registrants acknowledge the Staff’s comment. The Registrants have furnished to the Staff directly measured evidence and technical support for the 70% porosity figures for the diatomite formation as referenced in comment 8 of the Staff’s March 5, 2012 letter.

Changes in Proved Undeveloped Reserves, page 61

3.	We note your statement “[t]he increase in proved undeveloped reserves during the year ended December 31, 2011 was primarily due to technical and economic success from positive results from test wells drilled in connection with an expansion program at PCEC’s Orcutt Diatomite properties and higher crude oil prices” as well as similar statement for 2010. Please amend your document to disclose: the separate figures for PUD reserve changes due to the expansion program and due to higher crude prices in 2011; the separate figures for PUD reserve changes due to higher oil and gas prices and due to SX formation drilling 2010.

Response: The Registrants have revised pages 61 and PCEC F-27 in response to the Staff’s comment. The Registrants note that all increases in proved undeveloped reserves during the year ended December 31, 2011 were due to the technical and economic success from positive results from the expansion program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PCEC, page PCEC-6

Critical Accounting Policies and Estimates, page PCEC-11

4.	It does not appear that you have identified the estimates made to determine share-based compensation expense as a critical accounting policy. Please expand your disclosure in this regard. Also, please provide the following disclosure as part of your critical accounting policies:

•	A description of the methods and assumptions used in estimating the fair value of the instruments granted;

•	A table disclosing the number of instruments granted and the fair value of the instruments granted for the twelve-month period preceding your most recent balance sheet date;

•

Narrative disclosure that describes the factors contributing to any significant changes in the fair values of the instruments during the period referred to in the bullet point above. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions, as applicable; and,

•

The disclosures outlined in the first two bullet points above should also include an updated analysis after the most recent period for which financial statements are presented to reflect any significant grants and changes in fair value.

Response: The Registrants acknowledge the Staff’s comment. As discussed below, the registrants respectfully submit that they do not believe that the subjectivity and judgment necessary to account for share-based compensation could have a material impact on the financial condition or operating performance of PCEC. More specifically the Registrants note the following:

•	PCEC’s top executives do not participate in the PCEH long-term incentive plan (the plan) as they hold direct ownership interests in PCEH through the initial formation transaction in August 2008.

•

Units awarded under the plan are not PCEC units but rather are units of PCEH which is a holding company of PCEC. Consequently, partners in PCEH will not receive trust units upon the initial public offering by PCEC of PCOT units.

•	The value of the grants awarded under the plan for all the periods presented did not exceed $1.0 million per year.

•

During the years ended December 31, 2011, 2010 and 2009, unit-based compensation expense was $0.7 million, $0.2 million and $0.2 million as disclosed in Note 10 of the PCEC consolidated financial statements and represented 1.0%, 0.3% and 0.3% of total operating costs and expenses.

•

While upon the initial public offering of PCOT units, all deferred PCEC units outstanding will vest in accordance with the provisions of the plan, the resulting cumulative impact based on units outstanding at December 31, 2011 will only be approximately $1.6 million, which represents less than 5% of PCEC’s net income in 2011.

For the reasons outlined above, the Registrants did not include share-based compensation as a critical accounting policy in Management’s Discussion and Analysis of Financial Condition and Results of Operations. However, in response to the staff’s comments, the Registrants have revised page 77 to clarify that unit-based compensation expense will not have an impact in calculating distributions available to be made to trust holders. In addition, the Registrants have revised pages PCEC-8 AND PCEC-9 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to quantify the impact of performance-based units had a realization event occurred as of December 31, 2011. Furthermore, the Registrants have revised page PCEC F-21 to clarify that an initial public offering qualifies as a realization event under the term of the long-term incentive plan. Finally, the Registrants have revised page PCEC F-21 to indicate methods utilized to determine the value of the deferred units at December 31, 2011.

Financial Statements of Pacific Coast Energy Company LP

Notes to Consolidated Financial Statements

Supplemental Information, page PCEC F-23

Standardized Measure of Discounted Cash Flows, page PCEC F-26

5.	We note that you have presented a $139.9 million negative change to standardized discounted cash flows related to extensions, discoveries and improved recovery, net of costs for the fiscal year ended December 31, 2011. Please provide us with an explanation for this adjustment to your calculation of the standardized measure. Refer to FASB ASC 932-235-50-35.

Response: The Registrants have revised page PCEC F-27 in response to the Staff’s comment.

Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to the undersigned at (213) 225-5900.

Very truly yours,

/s/ Gregory C. Brown
Gregory C. Brown Executive Vice President and General Counsel of PCEC (GP) LLC, the general partner of PCEC

cc:	Randall H. Breitenbach, Chief Executive Officer
Halbert S. Washburn, President
James G. Jackson, Executive Vice President and
Chief Financial Officer
Sean T. Wheeler, Latham & Watkins LLP
Gerald M. Spedale, Baker Botts L.L.P.
Thomas Adkins, Bracewell & Giuliani LLP
Heather Horn, PricewaterhouseCoopers LLP